Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-275898

(To Prospectus and Prospectus Supplement, each dated December 20, 2023, and Product Supplement EQUITY ARN-1 dated December 27, 2023)

521,659 Units $10 principal amount per unit CUSIP No. 78016U812	Pricing Date Settlement Date Maturity Date	October 17, 2024 October 25, 2024 December 19, 2025

Accelerated Return Notes® Linked to the Nasdaq-100 Index®

▪	Maturity of approximately 14 months

▪	3-to-1 upside exposure to increases in the Nasdaq-100 Index® (the “Market Measure”), subject to a capped return of 16.55%

▪	1-to-1 downside exposure to decreases in the Market Measure, with 100% of your principal at risk

▪	All payments occur at maturity and are subject to the credit risk of Royal Bank of Canada.

▪	No periodic interest payments

▪	In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes.”

▪	Limited secondary market liquidity, with no exchange listing

▪	The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other governmental agency of Canada or the United States.

The notes are being issued by Royal Bank of Canada (“RBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-6 of this term sheet and beginning on page PS-7 of product supplement EQUITY ARN-1.

The initial estimated value of the notes as of the pricing date is $9.72 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” below for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_

	Per Unit	Total
Public offering price	$10.000	$5,216,590.00
Underwriting discount	$0.175	$91,290.32
Proceeds, before expenses, to RBC	$9.825	$5,125,299.68

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

October 17, 2024

Accelerated Return Notes®
Linked to the Nasdaq-100 Index®, due December 19, 2025

Summary

The Accelerated Return Notes® Linked to the Nasdaq-100 Index®, due December 19, 2025 (the “notes”) are our senior unsecured debt securities. The notes are not insured by the Canada Deposit Insurance Corporation or the U.S. Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of RBC.

The notes are not bail-inable notes (as defined in the prospectus supplement). The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Nasdaq-100 Index® (the “Market Measure”), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Market Measure, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Capped Value) are based on our internal funding rate, which is the rate we pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging-related charge described below, reduce the economic terms of the notes to you and the price at which you may be able to sell the notes in any secondary market. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. This initial estimated value was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” below.

Terms of the Notes		Redemption Amount Determination
Issuer:	Royal Bank of Canada (“RBC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The Nasdaq-100 Index® (Bloomberg symbol: “NDX”), a price return index
Starting Value:	20,190.42
Ending Value:	The average of the closing levels of the Market Measure on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-23 of product supplement EQUITY ARN-1.
Participation Rate:	300%
Capped Value:	$11.655 per unit, which represents a return of 16.55% over the principal amount.
Maturity Valuation Period:	December 10, 2025, December 11, 2025, December 12, 2025, December 15, 2025 and December 16, 2025
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and a hedging-related charge of $0.05 per unit described in “Structuring the Notes” below.
Calculation Agent:	BofA Securities, Inc. (“BofAS”)
Accelerated Return Notes®	TS-2

Accelerated Return Notes®
Linked to the Nasdaq-100 Index®, due December 19, 2025

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY ARN-1 dated December 27, 2023: https://www.sec.gov/Archives/edgar/data/1000275/000114036123059840/ef20017521_424b5.htm

▪	Series J MTN prospectus supplement dated December 20, 2023: https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm

▪	Prospectus dated December 20, 2023: https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from us, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this term sheet to “Royal Bank of Canada,” the “Bank,” “we,” “us,” “our” or similar references mean only RBC.

“Accelerated Return Notes®” and “ARNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Market Measure will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the Market Measure decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes will be capped.

▪	You are willing to forgo the interest payments that are paid on conventional interest-bearing debt securities.

▪	You are willing to forgo dividends and other benefits of directly owning the securities included in the Market Measure.

▪	You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Market Measure will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal repayment or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or have other benefits of directly owning the securities included in the Market Measure.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.
Accelerated Return Notes®	TS-3

Accelerated Return Notes®
Linked to the Nasdaq-100 Index®, due December 19, 2025

Hypothetical Payout Profile and Examples of Payments at Maturity

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $11.655 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the securities included in the Market Measure, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, the Participation Rate of 300%, the Capped Value of $11.655 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value and Capped Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Market Measure” section below. The Market Measure is a price return index and as such the Ending Value will not include any income generated by dividends paid on the securities included in the Market Measure, which you would otherwise be entitled to receive if you invested in those securities directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
103.00	3.00%	$10.90	9.00%
105.00	5.00%	$11.50	15.00%
105.52	5.52%	$11.655(2)	16.55%
110.00	10.00%	$11.655	16.55%
120.00	20.00%	$11.655	16.55%
150.00	50.00%	$11.655	16.55%
200.00	100.00%	$11.655	16.55%

(1)	The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent the actual Starting Value for the Market Measure.

(2)	The Redemption Amount per unit cannot exceed the Capped Value.

Accelerated Return Notes®	TS-4

Accelerated Return Notes®
Linked to the Nasdaq-100 Index®, due December 19, 2025

Redemption Amount Calculation Examples:

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 50.00
= $5.00 Redemption Amount per unit

Example 2
The Ending Value is 102.00, or 102.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 102.00
= $10.60 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.655 per unit

Accelerated Return Notes®	TS-5

Accelerated Return Notes®
Linked to the Nasdaq-100 Index®, due December 19, 2025

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY ARN-1, page S-3 of the MTN prospectus supplement and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

▪	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the securities included in the Market Measure.

Valuation- and Market-related Risks

▪	The initial estimated value of the notes is only an estimate, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate, mid-market terms on hedging transactions, expectations on dividends, interest rates and volatility, price-sensitivity analysis and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

▪	The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the level of the Market Measure, our internal funding rate and the inclusion in the public offering price of the underwriting discount and the hedging-related charge, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪	The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S, BofAS or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Market Measure, our creditworthiness and changes in market conditions.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in the securities included in the Market Measure), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent, which is BofAS. We have the right to appoint and remove the calculation agent.

Market Measure-related Risks

▪	The Market Measure sponsor may adjust the Market Measure in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities included in the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	Because the Index includes equity securities of non-U.S. companies, your return on the notes may be adversely affected by factors affecting international securities markets.

Tax-related Risks

▪	The U.S. federal income tax consequences of an investment in the notes are uncertain. There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and significant aspects of the tax treatment of the notes are uncertain. You should review carefully the section entitled “United States Federal Income Tax Considerations” herein, in combination with the section entitled “U.S. Federal Income Tax Summary” in the accompanying product supplement, and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

Accelerated Return Notes®	TS-6

Accelerated Return Notes®
Linked to the Nasdaq-100 Index®, due December 19, 2025

The Market Measure

We obtained all information contained in this term sheet regarding the Nasdaq-100 Index® (the “NDX”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. The information reflects the policies of, and is subject to change by, Nasdaq, Inc. (“Nasdaq” or the “index sponsor”). The index sponsor, which licenses the copyright and all other rights to the NDX, has no obligation to continue to publish, and may discontinue publication of, the NDX at any time. The consequences of the index sponsor discontinuing publication of the NDX are discussed in the section entitled “Description of ARNs – Discontinuance of an Index” in product supplement EQUITY ARN-1. None of us, the calculation agent, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the NDX or any successor. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the NDX in connection with the offer and sale of the notes.

In addition, information about the NDX may be obtained from other sources including, but not limited to, the index sponsor’s website (including information regarding the sector weightings of the NDX). We are not incorporating by reference into this term sheet the website or any material it includes. Neither we nor any agent makes any representation that such publicly available information regarding the NDX is accurate or complete.

The NDX is reported by Bloomberg L.P. under the ticker symbol “NDX.”

The NDX is a modified market capitalization-weighted index that is designed to measure the performance of the 100 largest non-financial companies listed on the Nasdaq Stock Market. The NDX, which includes companies across a variety of major industry groups, was launched on January 31, 1985, with a base index value of 125.00, as adjusted.

The NDX share weights of the component securities of the NDX at any time are based upon the total shares outstanding in each of those securities and are additionally subject, in certain cases, to rebalancing. Accordingly, each underlying stock’s influence on the level of the NDX is directly proportional to the value of its NDX share weight.

Calculation of the NDX

At any moment in time, the value of the NDX equals the aggregate value of the then-current index share weights of each of the index component securities, which are based on the total shares outstanding of each such index component security, multiplied by each such index component security’s respective last sale price on The Nasdaq Stock Market (which may be the official closing price published by The Nasdaq Stock Market), and divided by a scaling factor (the “divisor”), which becomes the basis for the reported NDX value. The divisor serves the purpose of scaling such aggregate value to a lower order of magnitude which is more desirable for index reporting purposes.

Security Eligibility Criteria

To qualify for index inclusion, securities must meet the following Security Eligibility Criteria which are applied as of the reconstitution reference date.

Eligibility Security Types. Eligible security types include common stocks, tracking stocks, and American Depositary Receipts (“ADRs”) including New York Registry Shares. Real Estate Investment Trusts (“REITs”), Special Purpose Acquisition Companies (“SPACs”), and “when-issued” securities are not eligible.

Multiple Classes Of Securities. Multiple classes of securities issued by the same company are each eligible, subject to meeting all other security eligibility criteria. For constituent selection and weighting purposes, the market capitalization of each company is the combined market capitalization of all eligible share classes. Unless otherwise noted, unlisted share classes are ineligible and will not be considered in the calculation of a company’s market capitalization.

Eligible Exchanges. To be eligible for index inclusion, a company’s primary U.S. listing must be listed exclusively on the Nasdaq Global Select Market or the Nasdaq Global Market.

Industry or Sector Eligibility. To be eligible, a company must not be classified as being in the Financial Industry according to the Industry Classification Benchmark (“ICB”), a product of FTSE International Limited that is used under license. Companies classified as being in the Real Estate Industry, according to the ICB, are eligible unless organized as a REIT.

Market Capitalization Eligibility. There is no minimum or maximum market capitalization criterion, although the security selection process is based in part on a ranking of companies by market capitalization.

Liquidity Eligibility. A security must have a three-month average daily traded value of at least $5 million.

Seasoning Eligibility. To be eligible for initial index inclusion, a security must have been listed and available for trading on an eligible exchange for at least three full calendar months, not including the month of initial listing. For seasoning purposes, eligible exchanges include Nasdaq (Nasdaq Global Select Market, Nasdaq Global Market, or Nasdaq Capital Market), NYSE, NYSE American and CBOE BZX. Seasoning eligibility is determined as of the constituent selection reference date and includes that month, therefore:

Accelerated Return Notes®	TS-7

Accelerated Return Notes®
Linked to the Nasdaq-100 Index®, due December 19, 2025
•	to be considered for inclusion at the annual December reconstitution, a security must have been listed and available for trading on an eligible exchange no later than the last business day of August, with seasoning occurring over the months of September, October, and November and

•	to be considered for inclusion as a replacement, a security must be seasoned by the last day of the month preceding the replacement event. For example, if a replacement event were to occur in July, the required seasoning period would include all of April, May, and June.

The trading history of a SPAC prior to its combination with an operating company will not count towards satisfying the seasoning requirement, regardless of whether the SPAC is determined to be the acquirer or the target in the transaction. Any security that is already a member of the NDX, including those added as the result of a spin-off event, will be exempt from the seasoning requirement.

Float Eligibility Criteria. A security must have a free float of at least 10%.

Other Eligibility Criteria. Companies that have filed for bankruptcy, or equivalent protection from creditors, will not be considered for initial inclusion in the NDX. A company that has entered into a definitive agreement or other arrangement that is expected to make it ineligible will not be considered for initial inclusion in the NDX. Such agreements and arrangements include, but are not limited to:

•	An agreement to be purchased by another entity or to become privately owned.

•	A plan to delist or to transfer to an ineligible exchange.

•	A plan to reorganize as an ineligible security type.

•	A decision to liquidate or otherwise permanently cease operations.

Constituent Selection

A reconstitution is conducted on an annual basis, at which time all eligible companies are ranked based on market capitalization, as of the reconstitution reference date.

The market capitalization of each company is the combined market capitalization of all eligible share classes. For inclusion purposes, the market capitalization of an ADR will normally be determined based on the depositary shares outstanding, as reported by the depositary banks. This means that a non-U.S. company represented by an ADR may be considered for inclusion in the NDX at less than its full global market capitalization. Notwithstanding the foregoing, an ADR that serves as a company’s primary global listing (i.e., the underlying shares are not listed or available for trading elsewhere) will be considered for inclusion based on its full global market capitalization, in the same manner as a direct listing.

Once ranked, companies are selected for index inclusion based on the following order of criteria:

1.	The top 75 ranked companies are selected for inclusion in the NDX.

2.	Any other companies that were members of the NDX as of the reconstitution reference date and are ranked within the top 100 ranked companies are also selected for inclusion in the NDX.

3.	If fewer than 100 companies are selected based on the first two criteria, then the remaining positions will first be filled, in rank order, by companies currently in the NDX as of the reconstitution reference date, which are ranked in positions 101-125, as long as they were:

a.	ranked in the top 100 as of the reference date of the previous reconstitution, or

b.	added as a replacement since the previous reconstitution, or

c.	added as the result of a spinoff event since the previous reconstitution.

4.	If fewer than 100 companies are selected based on the first three criteria, the remaining positions will be filled, in rank order, by any companies ranked in the top 100 that were not already members of the NDX as of the reconstitution reference date.

Constituent Weighting

The NDX is a modified market capitalization-weighted index.

The quarterly weight process uses company-level weights, which are derived using the price and Total Shares Outstanding (“TSO”) of each security, as of the rebalance reference date. For any company represented by more than one eligible share class, the company weight is the combined weight of the eligible securities representing its share classes. All ADR securities selected for index inclusion will have their weights assigned according to the market capitalization of the depositary shares outstanding, as reported by the depositary banks.

Quarterly Update

Accelerated Return Notes®	TS-8

Accelerated Return Notes®
Linked to the Nasdaq-100 Index®, due December 19, 2025

For quarterly rebalances in March, June, and September, index shares for each security are adjusted by the percentage change in that company’s TSO since the previous TSO update. Following those adjustments, the resulting company weights are evaluated based on two constraints: (i) no company’s weight may exceed 24% and (ii) the aggregate weight of the companies whose weights exceed 4.5% may not exceed 48%.

If neither constraint is violated, then no further adjustments are made, and the quarterly constituent weighting process is complete.

Only in cases where either or both of the constraints above are violated, or when the quarterly rebalance coincides with the annual reconstitution (i.e., December), quarterly weight adjustments are made according to a two-stage adjustment process described below. This process uses the price and TSO of each security, as of the rebalance reference date, to derive the initial company-level weights.

Stage 1 adjustment. If no company’s initial weight exceeds 24% of the NDX, initial weights are used as Stage 1 weights without adjustment. Otherwise, initial weights are adjusted such that no company’s weight may exceed 20% of the NDX.

Stage 2 adjustment. If the aggregate weight of the companies whose Stage 1 weights exceed 4.5% does not exceed 48%, Stage 1 weights are used as the final weights. Otherwise, Stage 1 weights are adjusted such that: (i) the aggregate weight of the companies whose Stage 1 weights exceeded 4.5% is set to 40% and (ii) companies with Stage 1 weights below 4.5% may also have their weights adjusted to preserve the initial rank order of all companies.

If the two-stage process results in a violation of the weighting constraints as previously detailed in the quarterly update section, then the process is repeated until the company weights meet the constraints.

Annual Weight Adjustment

The annual reconstitution employs an additional two-stage weight adjustment using security-level constraints. For any company with more than one eligible share class, the securities representing those share classes are considered separately.

Final security weights from the quarterly weight adjustment are used as the initial security weights for the annual weight adjustment process.

Stage 1 adjustment. If no security’s initial weight exceeds 15%, initial weights are used as Stage 1 weights. Otherwise, initial weights are adjusted such that no security’s weight may exceed 14% of the NDX.

Stage 2 adjustment. If the aggregate weight of the securities with the five largest Stage 1 weights does not exceed 40%, Stage 1 weights are used as final weights. Otherwise, Stage 1 weights are adjusted such that: (i) the aggregate weight of the securities with the five largest Stage 1 weights is set to 38.5% and (ii) in order to preserve the initial rank order of the securities, the final index weight of any security outside the five largest will be capped at the lesser of 4.4% or the weight of the fifth largest security.

If the two-stage process results in a violation of the weighting constraints as previously detailed in the annual weight adjustment section, then the process is repeated until the security weights meet the constraints.

Reconstitution and Rebalancing of the NDX

Nasdaq selects constituents once annually in December. The security eligibility criteria are applied using market data as of the last trading date of November (the “reconstitution reference date”). Index reconstitutions are announced in early December and become effective after the close of trading on the third Friday in December.

The NDX is rebalanced on a quarterly basis in March, June, September and December. The NDX rebalance uses the total shares outstanding and last sale price of all index component securities as of the prior month-end (February, May, August and November, respectively). Index rebalance changes are announced in early March, June, September and December and become effective after the close of trading on the third Friday in March, June, September and December.

A special rebalance may be triggered, if either of the following weighting restrictions are violated, based on end-of-day values: (i) no company’s weight may exceed 24% and (ii) the aggregate weight of the companies whose weights exceed 4.5% may not exceed 48%.

Notice of a special rebalance, including the effective date and reference date, will be published in advance through the normal channels, and will follow the quarterly update process.

Maintenance of the NDX

Deletion Policy

If, at any time, it is determined that an index component security is ineligible for continued inclusion, it will be removed as soon as practicable. Advanced notice of an index component security deletion, including the effective date, will be announced through the normal channels.

Accelerated Return Notes®	TS-9

Accelerated Return Notes®
Linked to the Nasdaq-100 Index®, due December 19, 2025

This may include:

•	Delisting or transferring to an ineligible exchange.

•	Reorganizing as an ineligible security type (e.g., a REIT).

•	Reclassification as a Financial company, according to the ICB.

•	Involvement in a merger, acquisition, or other major corporate event that would make continued inclusion impossible, impractical, or inappropriate.

•	Failure to maintain a weight of at least 0.10% for two consecutive month ends*.

•	For a security added to the NDX as the result of a spin-off event, failure to establish a weight of at least 0.10% at the end of its second day of regular-way trading as an index member.

•	Declaring bankruptcy, liquidating or otherwise permanently ceasing operations.

* Any security that fails to maintain a weight of at least 0.10% for two consecutive month-ends will be replaced, subject to the availability of a replacement security with a larger market capitalization. If no such security is available, the incumbent security will remain in the NDX until a suitable replacement can be identified. If its weight increases to above 0.10% before a suitable replacement security is designated, then the incumbent security will not be replaced. This situation will be evaluated at the end of each calendar month.

In circumstances where it is not possible to provide sufficient advanced notification of the removal event and/or the identity of a replacement, the security being removed may remain in the NDX at its last sale price, or at an appropriate “deal price”, until the effective date of the replacement company’s entry into the NDX. In such cases, a temporary placeholder security may be utilized, and will be denoted by adding a dollar sign to the beginning and end of the security’s ticker symbol.

Securities that are added to the NDX as the result of a spin-off event are normally maintained in the NDX, subject to the removal criteria specified above. Those that are not immediately removed may be removed at a later date to protect the integrity of the NDX, for example, if a spun-off security demonstrates liquidity characteristics that diverge materially from the security eligibility criteria.

Replacement Policy

Other than at the index reconstitution, except for spin-offs, additions to the NDX occur only when there is a deletion that requires replacement. The company with the largest market capitalization that meets all eligibility criteria as of the prior month-end, and which is not already an index member, will replace the deleted company.

For companies represented by more than one share class, the company will only be considered deleted when all its share classes have been removed from the NDX. If a security is removed, but other securities representing the same company remain in the NDX, a replacement event will not be triggered. A security that was added to the NDX as the result of a spin-off event, and then removed before the next reconstitution, will not be replaced. For pending deletions set to occur soon after a reconstitution and/or rebalance effective date, the removal may be accelerated to occur in conjunction with the reconstitution and/or rebalance event.

Corporate Actions

In the periods between scheduled index reconstitution and rebalancing events, individual index component securities may be subject to a variety of corporate actions and events that require maintenance and adjustments to the NDX.

At the quarterly rebalancing, no changes are made to the NDX from the previous month end until the quarterly share change effective date, with the exception of corporate actions with an ex-date.

Governance of the NDX

The Nasdaq Index Management Committee approves all new index methodologies. This committee is comprised of full-time professional members of Nasdaq. The committee meets regularly and reviews items including, but not limited to, pending corporate actions that may affect index component securities, statistics comparing the composition of the NDX to the market, companies that are being considered as candidates for addition to the NDX and any significant market events.

Accelerated Return Notes®	TS-10

Accelerated Return Notes®
Linked to the Nasdaq-100 Index®, due December 19, 2025

The following graph shows the daily historical performance of the NDX in the period from January 1, 2014 through October 17, 2024. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 17, 2024, the closing level of the NDX was 20,190.42.

Historical Performance of the NDX

22,500
21,000
19,500
18,000
16,500
15,000
13,500
12,000
10,500
9,000
7,500
6,000
4,500
3,000
1,500
0
Jan-14
Jul-14
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Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21
Jul-21
Jan-22
Jul-22
Jan-23
Jul-23
Jan-24
Jul-24

This historical data on the NDX is not necessarily indicative of the future performance of the NDX or what the value of the notes may be. Any historical upward or downward trend in the level of the NDX during any period set forth above is not an indication that the level of the NDX is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the NDX.

License Agreement

The notes are not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (collectively, “Nasdaq”). Nasdaq has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the notes. Nasdaq makes no representation or warranty, express or implied to the owners of the notes, or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the NDX to track general stock market performance.

Nasdaq’s only relationship to us is in the licensing or expected licensing of the Nasdaq®, NDX trademarks or service marks, and certain trade names of Nasdaq and the use of the NDX which are determined, composed and calculated by Nasdaq without regard to us or the securities. Nasdaq has no obligation to take the needs of us or the owners of the notes into consideration in determining, composing or calculating the NDX. Nasdaq is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Nasdaq has no liability in connection with the administration, marketing or trading of the notes.

Accelerated Return Notes®	TS-11

Accelerated Return Notes®
Linked to the Nasdaq-100 Index®, due December 19, 2025

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which reduces the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than one business day from the pricing date, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding RBC or for any purpose other than that described in the immediately preceding sentence.

Accelerated Return Notes®	TS-12

Accelerated Return Notes®
Linked to the Nasdaq-100 Index®, due December 19, 2025

Structuring the Notes

The notes are our debt securities. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under market-linked notes at a rate that is lower than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity, which we refer to as our internal funding rate. The lower internal funding rate, along with the fees and charges associated with market-linked notes, reduce the economic terms of the notes to you and result in the initial estimated value of the notes on the pricing date being less than their public offering price. Unlike the initial estimated value, any value of the notes determined for purposes of a secondary market transaction may be based on a secondary market rate, which may result in a lower value for the notes than if our initial internal funding rate were used.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the $10 per unit principal amount and will depend on the performance of the Market Measure. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and their affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Market Measure, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors—Valuation- and Market-related Risks” beginning on page PS-8 and “Use of Proceeds and Hedging” on page PS-20 of product supplement EQUITY ARN-1.

Accelerated Return Notes®	TS-13

Accelerated Return Notes®
Linked to the Nasdaq-100 Index®, due December 19, 2025

Summary of Canadian Federal Income Tax Consequences

For a discussion of the material Canadian federal income tax consequences relating to an investment in the notes, please see the section entitled “Tax Consequences—Canadian Taxation” in the prospectus dated December 20, 2023.

United States Federal Income Tax Considerations

You should review carefully the section in the accompanying product supplement entitled “U.S. Federal Income Tax Summary.” The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Generally, this discussion assumes that you purchased the notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you, including consequences that may arise due to any other investments relating to the Market Measure. You should consult your tax adviser regarding the effect any such circumstances may have on the U.S. federal income tax consequences of your ownership of a note.

In the opinion of our counsel, it is reasonable to treat the notes for U.S. federal income tax purposes as pre-paid cash settled derivative contracts, as described in the section entitled “U.S. Federal Income Tax Summary—U.S. Holders” in the accompanying product supplement. There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it. A different tax treatment could be adverse to you. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including upon maturity or an earlier redemption, if applicable) and (ii) the gain or loss on your notes should be treated as short-term capital gain or loss unless you have held the notes for more than one year, in which case your gain or loss should be treated as long-term capital gain or loss.

We do not plan to request a ruling from the IRS regarding the treatment of the notes. An alternative characterization of the notes could materially and adversely affect the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Non-U.S. holders. As discussed under “U.S. Federal Income Tax Summary—Non-U.S. Holders” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to non-U.S. holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. The Treasury regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on certain determinations made by us, our counsel is of the opinion that Section 871(m) should not apply to the notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Benefit Plan Investor Considerations

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

•	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or any of our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (i) the design and terms of the notes, (ii) the purchaser or holder’s investment in the notes, (iii) the holding of the notes or (iv) the exercise of or failure to exercise any rights we or any of our affiliates, or the purchaser or holder, has under or with respect to the notes;

•	we and our affiliates have acted and will act solely for our own account in connection with (i) all transactions relating to the notes and (ii) all hedging transactions in connection with our or our affiliates’ obligations under the notes;

Accelerated Return Notes®	TS-14

Accelerated Return Notes®
Linked to the Nasdaq-100 Index®, due December 19, 2025
•	any and all assets and positions relating to hedging transactions by us or any of our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

•	our interests and the interests of our affiliates are adverse to the interests of the purchaser or holder; and

•	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

See “Benefit Plan Investor Considerations” in the accompanying prospectus.

Validity of the Notes

In the opinion of Norton Rose Fulbright Canada LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture and delivered against payment therefor, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or Québec, or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to the following limitations: (i) the enforceability of the indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws of general application affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the principle that the availability of equitable remedies, such as specific performance and injunction, may only be granted at the discretion of a court of competent jurisdiction; (iii) under applicable limitations statutes generally, including that the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under such applicable limitations statutes; (iv) rights to indemnity and contribution under the notes or the indenture which may be limited by applicable law; and (v) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada and such judgment may be based on a rate of exchange in existence on a day other than the day of payment, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated December 20, 2023, which has been filed as Exhibit 5.3 to the Bank’s Form 6-K filed with the SEC dated December 20, 2023.

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Bank, when the notes offered by this term sheet have been issued by the Bank pursuant to the indenture, the trustee has made, in accordance with the indenture, the appropriate notation to the master note evidencing such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Bank, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions or applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law or (ii) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as the foregoing opinion involves matters governed by the laws of the Provinces of Ontario and Québec and the federal laws of Canada, you have received, and we understand that you are relying upon, the opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Bank, set forth above. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated May 16, 2024, which has been filed as an exhibit to the Bank’s Form 6-K filed with the SEC on May 16, 2024.

Terms Incorporated in the Master Note

All terms of the notes included in this term sheet and the relevant terms included in the section entitled “Description of ARNs” in product supplement EQUITY ARN-1, as modified by this term sheet, if applicable, are incorporated into the master note.

Accelerated Return Notes®	TS-15